Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, Tennessee 37219

July 13, 2022

Via EDGAR Transmission and E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Fullem
Sergio Chinos

Re: Louisiana-Pacific Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2021
Response dated June 10, 2022
File No. 001-07107

Dear Messrs. Fullem and Chinos:

This letter is submitted in response to the comments contained in the letter dated July 1, 2022, from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Alan Haughie, Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Risk Factors, page 13

1. We note from your response to comment 2 that transition risks related to climate change did not have a material impact on you. Tell us more about the transition risks you have identified related to climate change, such as market trends that may alter business opportunities, credit risks, or technological changes, and explain how you concluded that they are not material to your business, financial condition, and results of operations.

U.S. Securities and Exchange Commission
July 13, 2022

Response:

The Company’s standard procedures for preparing its annual report on Form 10-K include a process to identify and consider risks that may affect our business, financial condition, and results of operations. This process includes reviewing risks identified through our comprehensive risk management program, reviewing the information provided by the Company’s Risk Management Council, and a discussion and analysis of the foregoing among the group responsible for the accuracy and completeness of our filings. This process is designed to identify our significant risks, which are then evaluated for possible disclosure in light of their materiality and the applicable disclosure requirements, including, with respect to transition risks, the SEC’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release. As previously noted, the Company included risk factor disclosures on pages 16 -19 of the Form 10-K, which discussed the potential impacts of climate-related business trends and regulations on its business, financial condition, and results of operations. Such disclosures included the following possible transition-related risks, and our materiality analysis of each such potential risk is included below:

•Increased prescriptive reporting requirements on ESG metrics, including disclosing commitments, targets, or goals (regulatory transition risk)
◦The magnitude of increased prescriptive reporting costs is undetermined based mainly on the uncertainty of future regulatory requirements and our ongoing climate change risk and opportunity assessment. As of the filing of Form 10-K, we determined that the potential reporting costs of increased prescriptive reporting requirements would not exceed one-half of a percent of our consolidated income from operations for the year-ended December 31, 2021, and, therefore, would not be material under the applicable materiality standards (as defined in our response letter dated June 10, 2022).
•Increased regulations and/or environmental permitting requirements (regulatory transition risk)
◦The magnitude of increased regulations and/or environment permitting is undetermined based mainly on the uncertainty of future regulatory requirements. Strict compliance with current environmental permitting and environmental regulations is part of our normal operations. As the filing of the Form 10-K, we determined that the potential additional regulations and/or environmental permitting requirements would not exceed one-half of a percent of our consolidated cost of sales for the year-ended December 31, 2021, and, therefore, would not be material under the applicable materiality standards (as defined in our response letter dated June 10, 2022).
•Increased transportation-related costs (market transition risk)
◦The Company relies primarily on third parties to transport its products and a significant portion of its products are transported by railroad or trucks, which are highly regulated. Historically, we have been able to pass along transportation-related costs to our customers through separate transportation fees or increases in our product prices. As of the filing of Form 10-K, we

U.S. Securities and Exchange Commission
July 13, 2022

determined that the potential increases to net transportation-related costs would not exceed one-half of a percent of our consolidated income from operations for the year-ended December 31, 2021, and, therefore, would not be material under the applicable materiality standards (as defined in our response letter dated June 10, 2022).
•Increase in demand for biomass materials from governmental, economic, or industry initiatives could reduce the supply of wood fiber (market transition risk)
◦As previously noted, the Company’s supply of wood fiber, the primary raw material used in operations, is impacted by seasonal changes in weather. We determined that our historical ability to plan for seasonal changes in wood fiber supply could also mitigate potential impacts to supply changes from future governmental, economic, or industry initiatives. Further, we have been able to increase our product prices for raw material cost increases. As of the filing of Form 10-K, we determined that the net impacts of potential reductions in the supply of wood fiber from governmental, economic, or industry initiatives would not exceed one percent of our consolidated income from operations for the year-ended December 31, 2021, and therefore, would not be material under the applicable materiality standards (as defined in our response letter dated June 10, 2022).
•Decrease in the supply of petrochemical materials used to produce the resins needed for our manufacturing process (market transition risk)
◦The impacts of any petrochemical disruptions have not historically been material to our business, financial condition, and result of operations due to our ability to manage the resin supply chain to meet operational needs and to include expected raw material cost increases in our product prices. As of the filing of the Form 10-K, we determined that disruptions in the supply of petrochemical materials not recovered through product price changes would not exceed one percent of our consolidated income from operations for the year-ended December 31, 2021, and therefore, would not be material under the applicable materiality standards (as defined in our response letter dated June 10, 2022).

As previously disclosed, subsequent to the filing of Form 10-K, the Company published on its website in April 2022 an evaluation of potential risks and opportunities presented by changes in climate using the TCFD Framework. While these transition risks are still under evaluation, our current belief is that the new information aligns with the potential transition risks identified at the time of filing the Form 10-K. Therefore, the Company continues to believe that these potential transition risks (individually and in the aggregate) are not reasonably expected to have a material effect on the Company’s business, operating results, or financial condition at this time. The Company will continue to monitor and consider such risks and whether there is a material impact on its business, financial condition, and results of operations related to such risks that requires disclosure in future filings with the Commission.

U.S. Securities and Exchange Commission
July 13, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. We note your response to comment 5 that you have not identified any material indirect consequences of climate-related regulation or business trends. Please describe the indirect consequences of climate change you considered in preparing the disclosure in your Form 10-K along with those noted in our prior comment and explain how you concluded they were not material.

Response:

Further to the Company’s prior response describing its oversight and process in assessing the materiality and disclosure of these matters, the Company considered any material indirect consequences of climate-related regulation or business trends within the context of its overall materiality levels. In fiscal year 2021, the Company generated consolidated revenues of $4.6 billion and pre-tax income of $1.8 billion. The Company is aware that issuers may consider amounts greater than 5% of pre-tax income material to investors and considers this as part of its materiality assessment. The Company also refers to the standard of materiality set forth in Basic Inc. v. Levinson, 485 U.S. 224 (1988), the definition of “material” set forth in Rule 12b-2 and Rule 405 (based on the standard of material set forth in TSC Industries, Inc. v. Northway, Inc., 426 U. S. 438 (1976)), as well as other relevant standards of materiality.

As previously noted in its response letter dated June 10, 2022, the Company considered the items identified on pages 16-19 of the Form 10-K with respect to potential impacts that climate-related business trends and regulation could have on its business, financial condition, and results of operations. Such items also overlap with the items specified in the Staff’s fifth comment in its letter dated June 3, 2022. At the time of preparing the Form 10-K, the Company concluded that each of these items did not have a material indirect consequence of climate-related regulation or business trends. The Company disclosed these items in the Form 10-K only as potential risks that may have an indirect impact in the future. For convenience, we have reproduced each of these overlapping items identified in the fifth comment and the Form 10-K and a summary of our analysis below:

a.decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
◦As highlighted in the 2021 Sustainability Report, the engineered wood products that the Company manufactures store more carbon in the products themselves than emitted during the manufacturing process. Specifically, LP SmartSide Siding and OSB products, as determined by research conducted on their lifecycle, have a lower embodied carbon footprint. As society transitions to a lower-carbon economy, these products with lower embodied carbon footprints will inherently carry an advantage over other building products that are more energy-intensive to produce, such as concrete and steel. In this

U.S. Securities and Exchange Commission
July 13, 2022

regard, the Company does not expect a material decrease in demand for its products, given their leading carbon attributes.
b.increased demand for goods that result in lower emissions than competing products;
◦As highlighted in the 2021 Sustainability Report and as discussed above, the engineered wood products that the Company manufactures store more carbon in the product itself than emitted during the manufacturing process. The Company believes increased demand for goods that result in lower emissions than competing products is advantageous to it and is evaluating the transition opportunities related to our lower embodied carbon products, including aggressive scenarios for the retrofitting of homes and offices to mitigate climate change and an increase in the Company’s total addressable market.
c.increased competition to develop innovative new products that result in lower emissions;
◦Given many of its products already carry a relatively low carbon footprint, as described above, the Company is unaware of any impact to our operations from increased competition resulting from the development of new innovative products with lower emissions by its competitors.
d.increased demand for generation and transmission of energy from alternative energy sources;
◦The Company is unaware of any increased demand for the generation and transmission of energy from alternative energy sources that would materially and negatively impact its business operations and believes it already successfully utilizes the generation and transmission of energy from alternative energy sources. Specifically, the Company has successfully used 99% of the wood fiber in the products it manufactures or as an alternative thermal energy source. Currently, the majority of the Company’s thermal energy usage comes from renewable energy, specifically the wood biomass residuals generated through our manufacturing process.
e.any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions;
◦Reputational risks are included in our current assessments. At this time, the Company is unaware of any material adverse reputational risk related to products we produce.
f.any new climate-related opportunities, such as carbon-negative products.
◦As discussed above, LP SmartSide Siding and OSB products, as determined by research conducted on their lifecycle, have a lower embodied carbon footprint which will inherently carry an advantage over other building products, like concrete or steel (that are more energy-intensive to produce) as society transitions to a lower-carbon economy. The Company is evaluating the transition opportunities related to its lower embodied carbon products and new climate-related opportunities, including aggressive scenarios for retrofitting homes and offices to mitigate climate change and increase the Company’s total addressable market.

U.S. Securities and Exchange Commission
July 13, 2022

3. We note your response to comment 6 and reissue in part. Discuss the physical effects of climate change on your operations and results, including the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers or explain to us why you do not believe they could potentially be affected, and discuss any weather-related impacts on the availability of insurance and future expectations for insurance expense.

Response:

The Company seeks to maintain a broad customer base and a balanced approach to national distribution through both wholesale and retail channels. Further, our manufacturing locations are geographically diverse and close to our customers' geographically dispersed locations. Due to the broad distribution of our major customers and manufacturing locations, the Company has not identified significant physical effects of weather-related impacts on the majority of our customer base and locations.

As previously noted, the Company has not been impacted by wood fiber disruptions with our suppliers. In addition to wood fiber, the Company uses sizable quantities of various resins in manufacturing our products. Many petrochemical supplies used in resin come from the southern United States or abroad, where the supply chain has historically been vulnerable to the physical impacts of weather events. The impacts of any petrochemical disruptions have not historically been material, including at the time of filing the Form 10-K. The Company has identified petrochemical disruptions as a potential risk that may impact the future and has disclosed it in the Form 10-K.

As previously noted, the Company’s business, financial condition, and results of operations are periodically impacted by weather-related events (i.e., hurricanes and ice storms), but insurance coverage has sufficiently mitigated the financial impacts of such events to date. The Company maintains insurance coverage for various risk exposures with third-party insurance carriers at levels that the Company believes appropriate for its operations. As noted in our response letter dated June 10, 2022, the aggregate amount of insurance-related expenses, of which the cost of its property insurance coverage is an insignificant percentage, consistently represented less than one-half of a percent of the Company’s revenue in each of the three years presented in the Form 10-K. Further, the Company has not received notification from its insurance carriers that such coverage or expense would be impacted by weather-related events in the future to materially impact its business, financial condition, and results of operations. We respectfully advise the Staff that the Company will continue to evaluate its climate-related disclosure in Commission filings, including disclosure regarding the significant physical effects of climate change on its operations and results, in light of relevant rules, regulations, and guidance and the applicable standards of materiality (as defined in our response letter dated June 10, 2022).

U.S. Securities and Exchange Commission
July 13, 2022

4. We note your response to comment 7 that it is not feasible to specify the amount of compliance costs relating to climate change, but such costs are not material, individually or in the aggregate. Provide us with additional detail of how you concluded such amounts were not material.

Response:

As previously noted, the Company’s operations are subject to many environmental laws and regulations governing, among other matters, the discharge of pollutants and other emissions on or into the land, water, and air, the disposal of hazardous substances or other contaminants, the remediation of contamination and the restoration and reforestation of timberlands. The Company’s efforts to meet environmental regulatory requirements (including climate change-related regulations) and other efforts to reduce environmental impacts are an integral part of its normal operational activities and are not separate from other operating costs. As a result, the Company does not believe that it is feasible to specify with a reasonable amount of precision the amount of compliance costs in its production activities relating to climate change. Specifically, the Company’s expenses to meet environmental regulatory requirements (of which climate change-related regulations are a small part) amounted to less than one-half of a percent of the overall consolidated cost of sales in the fiscal year ended December 31, 2021. Therefore, the Company determined that additional detail regarding a subset of compliance with environmental regulatory requirements was not required based on its belief that such costs are not material, individually or in the aggregate, in the context of the overall consolidated financial condition or results of operations.

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please contact the undersigned via e-mail at Alan.Haughie@lpcorp.com or via phone at 1-888-820-0325.

Sincerely,

/s/ Alan J.M. Haughie______
Alan J.M. Haughie
Executive Vice President and Chief Financial Officer

U.S. Securities and Exchange Commission
July 13, 2022

cc: Nicole Daniel; Senior Vice President, General Counsel and Corporate Secretary; Louisiana-Pacific Corporation

Derek Doyle; Vice President, Controller and Chief Accounting Officer; Louisiana-Pacific Corporation

Tatjana Paterno, Member, Bass, Berry & Sims PLC

Sehrish Siddiqui, Member, Bass, Berry & Sims PLC

Jay H. Knight, Member, Bass, Berry & Sims PLC